

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Christopher M. Cahlamer, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, WI 53202

Re: Broadview Funds Trust (the "Fund")
         File Numbers 811-22885 & 333-191142

Dear Mr. Grigoriou:

On September 13, 2013, the Fund filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). Your letter of even date accompanied the filing. The Fund will invest in small to mid-sized companies (under five million in market cap) that have substantial capital appreciation potential. The filed document contains many blank spaces related to fees, costs and percentages; we will review that information upon its submission in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

Our comments regarding the filing are set forth below.

General

1.   The SAI discloses that the Fund will invest in derivatives. Please summarize and disclose more fully, all material aspects of the derivatives in which the Fund will invest. In this regard, *see* The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010). Please disclose specifically why and when the Fund will invest in derivatives, distinguish the risks of purchasing and selling derivatives and disclose the creditworthiness standards the Fund will employ when selecting counterparties. Please disclose the limits on the amount of assets the Fund may subject to any one counterparty.

2.   Add appropriate risk disclosure regarding the volatility and turmoil experienced in the equity markets, both foreign and domestic, from 2007 to the present.

3.   The information filed by the Fund included a plain and a red lined version of the Fund's N-1A. The latter version does not reflect any changed disclosure. In light of the circumstances surrounding the creation of this filing, i.e., the merger with FMI Focus Fund and the Fund's successor status, explain whether the lack of changes is a typographical error or whether the submission itself was not intended.

<u>Prospectus</u>

SUMMARY SECTION
Fees and Expenses of the Fund (Page 1)

4.   Because the first segment of the table indicates "None" for each line item, that segment of the table may be deleted.

5.   The fee table is substantially blank, as is certain other financial information elsewhere in the filing. We may have comments regarding that information upon its inclusion in an amendment to this registration statement.

6.   The Fund may invest in other investment companies. The fee table does not have an AFFE line item to reflect the indirect costs of investing in other investment companies. Please add disclosure reflecting the amount of AFFE expected to be incurred, unless that amount is less than one basis point, in which case confirm that AFFE will be included in "Other expenses." (*See* Investment Company Act Release No. 27399 [June 20, 2006] and Item 3 of Form N-1A).

7.   Disclosure in footnote 1 states that the expense table has been revised to reflect fees to be charged by new service providers. Explain that the revision relates to fees charged to the Fund's predecessor, FMI Focus Fund.

Performance (Page 3)

8.   Disclosure in the first paragraph discusses the merger that created the Fund. Provide the staff a fuller explanation of the origins of the Fund and its predecessor, including whether FMI Focus Fund was an open- or closed-end series, whether it was registered and the length of time it operated, whether the Fund had any operations before the merger, and whether the merger has been completed or is still pending.

MORE INFORMATION ABOUT THE FUND'S PRINCIPAL INVESTMENT STRATEGIES, RISKS AND DISCLOSURE OF PORTFOLIO HOLDINGS -- INVESTMENT OBJECTIVE AND STRATEGIES

Principal Investment Strategies (Page 6)

9.   The last sentence of the first paragraph states that: "The Fund's portfolio managers <u>actively trade</u> the Fund's portfolio." Disclose the risk related to this activity, including the risk of increased fees and expenses and the impact of those matters on a shareholder's investment.

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Temporary Strategies; Cash or Similar Investments

10.   Please revise the disclosure in the third sentence to provide in substance the following: "Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear it's pro rata portion of such money market funds' management fees and operational expenses in addition to , as well as its own expenses."

MANAGEMENT OF THE FUND
Investment Adviser (Page 8)

11.   Disclosure in the second paragraph states that: "The Adviser may voluntarily waive all or a portion of its advisory fee with respect to the Fund." If the Adviser has no present intent to waive fees, delete this disclosure.

THE FUND'S SHARE PRICE (Page 10)

12.   Disclosure in the last paragraph discusses "good order." The definition does not refer to the receipt of payment. Confirm the definition is accurate as is.

Telephone Purchases (Page 13)

13.   Disclosure in the first paragraph states that: "Telephone purchases must be in amounts of $1,000 or more, however, the Adviser reserves the right to waive the minimum telephone purchase amount for <u>certain accounts</u>." Specify the highlighted accounts.

Other Redemption considerations (Page 17)

14.   Disclosure in the third bullet states that: "As permitted by the Investment Company Act of 1940, as amended, the <u>Fund 'may' delay the payment of redemption proceeds for 'up to seven days in all cases'</u>." Explain the basis for the underlined statement. We may have additional comments. In addition, we note that the word and phrase to which we have added our quotes create additional concerns.

(Page 18)

15.   Disclosure in the last bullet indicates that the Fund may redeem in-kind. In light of the Fund's election under Rule 18f-1 (*see*, page 28 of the SAI) revise the first sentence to indicate that the Fund may redeem in-kind above a specified threshold. Further, add disclosure that securities received in-kind remain at the risk of the market and that upon their sell shareholders may incur taxes.

DISTRIBUTION AND TAXES (Page 19)

16.   Revise the distribution disclosure to indicate when distributions of income and gain are paid.

17.   Disclosure in the fourth paragraph states that: "If you elect to receive net investment income and net capital gain distributions in cash, and your distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such distributions and all future distributions payable to you in additional Fund shares at the Fund's then current net asset value." Confirm that this policy is doable consistent with applicable state law. Explain to the staff how you manage this policy consistent with Rule 22c-1, the reinvest date for such reinvested proceeds, and the basis for selecting that date. If, however, distributions are not reinvested, explain to the staff what the Fund does in that circumstance and why.

Statement of Additional Information

INVESTMENT RESTRICTIONS (Page 2)

18.   Restrictions 1 and 2 set out Fund policy regarding put and call options. Restriction 1 states, among other things, that the Fund may write or invest in put or call options. Restriction 2 states that the Fund may write put and call options to the extent permitted by the 1940 Act. In the narrative following the restrictions explain how these restrictions are designed to work, particularly since Restriction 1 appears to be a bit broader than Restriction 2 on the subject of investing in put and call options.

19.   Restriction 3 deals with borrowing and notes that the Fund may borrow to the full statutory limit. Add disclosure to the prospectus, including the summary, regarding the specifics of the Fund's ability to borrow. Borrowing is not mentioned until this point in the filing and the Fund's policy of borrowing for purposes of leveraging the Fund's portfolio appears later in the SAI.

20.   Restriction 4 indicates that the Fund may pledge or hypothecate its assets. Explain to the staff the manner in which the Fund may hypothecate its assets.

21.   Restriction 5 states that: "The Fund will not make loans of money (except for the lending of the Fund's portfolio securities and purchases of debt securities consistent with the Fund's investment policies). This construction is problematic. This policy should be revised at the earliest opportunity.

INVESTMENT CONSIDERATIONS
Borrowing (Page 10)

22.   This two paragraph disclosure discusses leveraging in the first paragraph and temporary bank borrowings in the second paragraph. Disclosure in the first paragraph discusses the applicable 300% limit on borrowing and disclosure in the second paragraph limits such borrowing to 25% of total assets and states the following: "Such borrowings will be promptly repaid and are not subject to the foregoing 300% asset coverage requirement." Confirm that all borrowings are subject to §18. However, under §18(g) an additional 5% may be borrowed on a "temporary" basis beyond the 300% asset coverage requirement.

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DISCLOSURE OF PORTFOLIO HOLDINGS
Fund Service Providers (Page 14)

23.   Disclosure in the first paragraph discusses the need to disclose portfolio holdings information to certain third party providers. The second paragraph sets forth examples of such providers. As required by Form N-1A, Item 16(f)(2), describe the Fund's on-going arrangements, including the identity of the persons who receive information pursuant to the arrangement.

SHAREHOLDER MEETINGS (Page 33)

24.   Delete the reference to "director" in the second paragraph.

25.   The third paragraph under this caption discusses the removal of trustees. Please indicate whether, in this connection, the Fund will render assistance to shareholders as discussed in §16(c) under the 1940 Act?

PART C – OTHER INFORMATION

Signatures (Page C-6)

26.   The signature page of the filing must contain the signatures required by §6 of the Securities Act.

        *   *   *   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/Larry L. Greene
Larry L. Greene
Senior Counsel

Thursday, October 03, 2013

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